TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com


05009659

July 7, 2005

By Courier

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 08 2005
WASH, D.C. 185 SECTION

Dear Sir or Madam:

Re: Highpine Oil & Gas Limited (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

On behalf of our client, Highpine Oil & Gas Limited, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's Report of Voting Results from its Annual and Special Meeting of holders of class "A" common shares of held on July 6, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Harry Cupric
Gail Harvey
Highpine Oil & Gas Limited
Fred Davidson
Burnet, Duckworth & Palmer LLP

5530339.1
01549-2024

HIGHPINE OIL & GAS LIMITED
Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of class "A" common shares of Highpine Oil & Gas Limited (the "**Corporation**") held on July 6, 2005 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at six members.	Passed
2.	Ordinary resolution to approve the election of the six nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated June 6, 2005.	Passed
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Passed
4.	Ordinary resolution to approve the repeal of the former general by-law of the Corporation and adopt a new general by-law of the Corporation as described in the information circular of the Corporation dated June 6, 2005.	Passed